SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)Under
the Securities Exchange Act of 1934

(Amendment No. 2)

               Americas Power Partners, Inc.
(Name of Issuer)

               Common Stock
(Title of Class of Securities)

               030 61A 107
(CUSIP Number)

J. Thomas Morris, 2081 S.E. Ocean Blvd., Stuart, FL 34996   (772) 286-7175
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(The second part of this cover page continues on the following page.)

CUSIP No. 030 61A 107	13D	Page 2 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Merrill H. Armstrong
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (sale of stock)
5	Check if Disclosure of Legal Proceeding is Required Pursuant To Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares 8 Shared Voting Power 4,057,438 shares 9 Sole Dispositive Power 0 shares 10 Shared Dispositive Power 4,057,438 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,057,438 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 36.2% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	This percentage is based on 7,138,100 shares of Common Stock outstanding as of March 31, 2003 (as reported by the Issuer in its Form 10-QSB for the quarterly period ended March 31, 2003), plus (1) the conversion of the 1,542,793 shares of Series A convertible preferred stock reported as beneficially owned by the reporting person, which are currently convertible into 1,931,236 shares of Common Stock, plus (2) the conversion of the 3,000,000 shares of Series B convertible preferred stock reported as beneficially owned by the reporting person, which are currently convertible into 2,126,202 shares of Common Stock (calculated pursuant to Rule 13d-3(d)(1)(1)).

CUSIP No. 030 61A 107	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

        This statement constitutes Amendment No. 2 to the Schedule 13D filed by the reporting person on February 10, 2000 (which was restated and superseded by an Amendment No. 1 filed on March 5, 2002). This statement amends such Schedule 13D.

        This statement relates to the Common Stock of Americas Power Partners, Inc. (the “Issuer”), whose principal executive offices are located at 710 North York Road, Hinsdale, Illinois 60521.

Item 2. Identity and Background.

        The name of the reporting person is Merrill H. Armstrong. Mr. Armstrong’s business address is 2081 S.E. Ocean Boulevard, Stuart, Florida 34996. Mr. Armstrong is the President, Chief Executive Officer, and a director of Armstrong International, Inc., a Michigan corporation (“Armstrong”), whose address is 2081 S.E. Ocean Boulevard, Stuart, Florida 34996. During the past five (5) years, Mr. Armstrong has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree, or final order against Mr. Armstrong enjoining future violations of, prohibiting, or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Armstrong is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Armstrong reports beneficial ownership of 4,057,438 shares of the Issuer’s Common Stock due to his control of a majority of the voting stock of Armstrong. Armstrong owns 1,542,793 shares of Series A Preferred Stock of the Issuer and 3,000,000 shares of Series B Preferred Stock of the Issuer. Each share of Series A Preferred Stock is currently convertible into 1.251779 shares of Common Stock of the Issuer, which conversion ratio is subject to change pursuant to the Issuer’s Articles of Incorporation. Each share of Series B Preferred Stock is currently convertible into .708734 shares of Common Stock of the Issuer, which conversion ratio is subject to change pursuant to the Issuer’s Articles of Incorporation. Mr. Armstrong declares that the filing of this schedule shall not be construed as an admission that he is, for the purpose of Sections 13(d) and 13(g) of the Act, as amended, the beneficial owner of the securities owned by Armstrong, and he disclaims beneficial ownership of such shares.

Mr. Armstrong’s beneficial ownership represents approximately 36.2% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage is based on 7,138,100 shares of Common Stock outstanding as of March 31, 2003 (as reported by the Issuer in its Form 10-QSB for the quarterly period ended March 31, 2003), plus (1) the conversion of the 1,542,793 shares of Series A convertible preferred stock reported as beneficially owned by the reporting person, which are currently convertible into 1,931,236 shares of Common Stock, plus (2) the conversion of the 3,000,000 shares of Series B convertible preferred stock reported as beneficially owned by the reporting person, which are currently convertible into 2,126,202 shares of Common Stock (calculated pursuant to Rule 13d-3(d)(1)(i)).

(b)

Mr. Armstrong shares the power to vote and direct the disposition of the shares reported as beneficially owned in paragraph (a) with Armstrong. Armstrong is a Michigan corporation whose principal business is the manufacture and distribution of equipment for industrial and commercial steam systems. The address of its principal business and its principal office is 2081 S.E. Ocean Boulevard, Stuart, Florida 34996. During the past five (5) years, Armstrong has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree, or final order against Armstrong enjoining future violations of, prohibiting, or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 030 61A 107	13D	Page 4 of 4 Pages

(c)

Mr. Armstrong sold 775,046 shares of Series A Preferred Stock of the Issuer to Stephen P. Gibson pursuant to a Series A Preferred Stock Purchase Agreement dated December 31, 2003. The sales price was $.01 per share. The closing of the sale took place on December 31, 2003, at 2081 S.E. Ocean Boulevard, Stuart, Florida 34996.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      None

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Merrill H. Armstrong Merrill H. Armstrong Date: January 13, 2004